Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

May 28, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 28, 2021 The Nasdaq Stock Market (the "Exchange") received from SoFi Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable to purchase one share of
Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,